Exhibit 1.01

AbbVie Inc.

Conflict Minerals Report

For the Year Ended December 31, 2020

As adopted by the Securities and Exchange Commission (SEC) pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule) imposes certain reporting obligations on SEC registrants who manufacture, or contract to manufacture, products for which certain specified minerals are necessary to the functionality or production of the products, regardless of the geographic origin of the minerals and whether or not they fund armed conflict. These minerals consist of columbite-tantalite (coltan), cassiterite and wolframite (and their derivatives tantalum, tin, and tungsten), and gold (collectively, 3TG).

This Report covers AbbVie products manufactured from January 1 through December 31, 2020 for which 3TG may be necessary to the functionality or production. As used in this Report, the term “AbbVie” refers to AbbVie Inc., a Delaware corporation, and its consolidated subsidiaries.

1.                                     Company and Product Overview

AbbVie is a global, research-based biopharmaceutical company. AbbVie develops and markets advanced therapies that address some of the world’s most complex and serious diseases.

AbbVie has concluded that certain components for several of its products, such as pump components or electrical components, contain 3TG that is necessary to their functionality or production (the Products). AbbVie either assembles the Products itself or contracts to have the Products assembled by a third party. The Product components are also sourced from third-party suppliers. AbbVie does not directly purchase ore or unrefined 3TG, nor does it have direct relationships with any smelters or refiners. Therefore, AbbVie relies on its direct suppliers to provide information on the origin of any 3TG contained in the product components they supply to AbbVie, including the source of any 3TG that they obtain from lower tier suppliers and smelters.

2.                                     Summary of Findings

In accordance with the Rule, AbbVie conducted a good faith reasonable country of origin inquiry (RCOI) that it believes was reasonably designed to determine whether any of the necessary 3TG contained in the Products originated in the Democratic Republic of the Congo or an adjoining country (Covered Countries) or from recycled or scrap sources.

As a result of its RCOI, AbbVie has determined that it has insufficient information to allow it to conclude that (i) it has no reason to believe that any of its necessary 3TG originated in the Covered Countries or (ii) it reasonably believes its necessary 3TG came from recycled or scrap sources. AbbVie therefore conducted further due diligence on the source and chain of custody of the necessary 3TG contained in the Products.

Following the exercise of its due diligence with suppliers, AbbVie is unable to determine at this time the country of origin or mine of origin of the 3TG contained in the Products. The results of AbbVie’s supply chain due diligence are set forth in this Report, which is published on AbbVie’s website at www.abbvieinvestor.com.

3.                                     Due Diligence Process

AbbVie did not purchase 3TG directly from mines, smelters or refiners. Tracing the minerals to their sources requires AbbVie to rely on its direct suppliers to obtain information regarding the origin of the 3TG used in the manufacture of the Products. AbbVie’s due diligence measures were designed to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition and the related Supplements (OECD Guidance) consistent with its position as a company that is not involved in the mining, smelting or refining of 3TG. The OECD Guidance is an internationally recognized due diligence framework consisting of a multi-step, risk-based process. AbbVie has a cross-functional Conflict Minerals Strategy team that is led by Restricted Substances Management, supervised by the Vice President, Purchasing & Supplier Management and includes stakeholder participation from AbbVie Finance, Legal, Quality, Procurement, and Commercial functional areas.

AbbVie has established strong controls to address 3TG. AbbVie’s Supplier Code of Conduct provides that suppliers are expected to ensure that all products and product components supplied to AbbVie do not contain 3TG that is sourced from Covered Countries and that has directly or indirectly financed or benefitted armed groups in the Covered Countries. The Supplier Code of Conduct also requires suppliers to have systems in place that are designed to meet this objective. The Code is published on AbbVie’s website (at https://www.abbvie.com/uploads/PDFs/suppliers/AbbVie-Supplier-Code-of-Conduct-Brochure.pdf). Violations of the Supplier Code of Conduct, including with respect to 3TG sourcing, are to be reported to AbbVie’s Purchasing and Supplier Management or to the AbbVie Office of Ethics and Compliance. Reports may be made on a confidential and anonymous basis, where permitted by local law. AbbVie also has a program to monitor supplier social responsibility, which includes surveying certain critical suppliers on adherence to AbbVie’s Supplier Code of Conduct.

In order to conduct the due diligence, AbbVie has a process to survey its direct suppliers of the Products, with the objective of providing transparency over the supply chain and enabling identification of upstream participants such as smelters, together with related controls. AbbVie identified 61 direct suppliers that potentially supply AbbVie with materials containing 3TG for the Products. AbbVie surveyed the majority of these suppliers, excluding those reporting no 3TG use in previous years or those where AbbVie did not purchase product in 2020. Of those surveyed, AbbVie requested that these suppliers provide detailed information on a product-level basis. It conducted this survey using the Conflict Minerals Reporting Template (the Template) developed by the Responsible Minerals Initiative (RMI). The Template is designed to facilitate a supplier’s disclosure of information regarding 3TG contained in the supplier’s products, including the country of origin and the name and location of the smelters that process the 3TG. As part of this process, AbbVie also continued to engage with suppliers concerning their 3TG sourcing and Template responses, including additional communication to address any incomplete or inconsistent information.

At the time of filing AbbVie did not receive responses from all suppliers surveyed. However, AbbVie is working with the remaining suppliers to complete data collection efforts. A portion of the responding suppliers have indicated that their products do not contain 3TG. The suppliers confirming 3TG in their products mostly identified smelters or refiners on a division- or company-wide basis, and, as a result, not all smelters or refiners identified by these suppliers were necessarily used to process 3TG in the Products.

AbbVie has reviewed the full smelter and refinery lists provided by the responding suppliers whose products contain 3TG to determine if reported facilities were valid entities, by comparing those smelting and refining facilities to lists supplied by Trade organizations and Governments. Additionally, AbbVie reviewed the lists of smelters and refiners determined to be valid entities against lists of smelters and refineries that are certified to be conflict-free. Lastly, AbbVie researched information regarding each valid smelter or refiner that was not certified as conflict-free to determine if the facilities are known to source from the Covered Countries. The smelters and refiners that were valid entities and not certified as conflict-free reportedly sourced minerals from the following countries: Belgium, China, Germany, India, Indonesia, Japan, Kazakhstan, Lithuania, Malaysia, Mexico, Myanmar, New Zealand, Republic of Korea, Russian Federation, Saudi Arabia, Sudan, Turkey, Uganda, United Arab Emirates, United States of America, Vietnam, and Zimbabwe.

One supplier had reported sourcing from a valid smelter that had not been certified as conflict-free and reportedly located in a Covered Country.  AbbVie sought clarification regarding the reported smelter and learned from the supplier that the supplier has been unable to confirm that lower tier suppliers within its supply chain actually source from this smelter.  AbbVie continues to work with this supplier to understand any sourcing risk.

As a result, based on its reasonable efforts, AbbVie is unable to determine the country of origin, smelter or refiner, or mine of origin of the 3TG specifically contained in the Products. AbbVie is continuing to work with its suppliers regarding responsible sourcing practices generally and their 3TG supply chain in particular. AbbVie continues to improve its data collection efforts with respect to suppliers and smelters, including working with suppliers to improve the quality, specificity and reliability of the data they report, such as validity of smelters.